UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

Amendment No. 3

SKULLCANDY, INC.

(Name of Subject Company (issuer))

POWDER MERGER SUB, INC.

(Offeror)

A Wholly-Owned Subsidiary of

INCIPIO, LLC

(Parent of Offeror)

(Names of Filing Persons (identifying status as offeror, issuer or other person))

COMMON STOCK, $0.0001 PAR VALUE

(Title of Class of Securities)

83083J104

(CUSIP Number of Class of Securities)

Scott Akamine

General Counsel and Secretary

Incipio, LLC

6001 Oak Canyon

Irvine, California 92618

(800) 733-0088

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

Copies to:

Derek D. Dundas

Rutan & Tucker, LLP

611 Anton Boulevard, 14th Floor

Costa Mesa, California 92626

(714) 641-5100

CALCULATION OF FILING FEE

Transaction valuation(1)	Amount of filing fee(2)
$202,138,359.60	$20,355.34

*
(1)	Estimated solely for purposes of calculating the filing fee pursuant to Rule 0-11(d) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). The Transaction Valuation was calculated on the basis of (a) 28,746,664 Shares issued and outstanding and up to 2,576,792 Shares issuable upon the exercise of outstanding options and the 1,555,093 Shares outstanding with respect to restricted stock unit awards and 258,887 Shares Outstanding with respect to performance share units multiplied by (b) the offer price of $6.10 per Share. The foregoing share figures have been provided by the issuer to the offerors and are as of July 26, 2016.
(2)	The filing fee was calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934 and Fee Rate Advisory #1 for fiscal year 2016, issued August 27, 2015, by multiplying the transaction value by ..0001007.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$20,355.34	Filing Party:	Powder Merger Sub, Inc. and Incipio, LLC
Form of Registration No.:	Schedule TO	Date Filed:	August 3, 2016

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer.  ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Amendment No. 3 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO initially filed with the Securities and Exchange Commission on July 6, 2016, as amended by Amendment No. 1 filed on July 19, 2016 and Amendment No. 2 filed on August 3, 2016 (together with any further amendments and supplements thereto, the “Schedule TO”) by Powder Merger Sub, Inc., a Delaware corporation (“Purchaser”) and direct wholly-owned subsidiary of Incipio, LLC, a Delaware limited liability company (“Parent”), and Parent, relating to the offer by Purchaser to purchase all issued and outstanding shares of common stock, par value $0.0001 per share (the “Shares”), of Skullcandy, Inc., a Delaware corporation (“Skullcandy”), other than any Shares that are owned immediately prior to the commencement of the Offer by Incipio, Purchaser, Skullcandy or any of their wholly-owned subsidiaries, at a price of  $6.10 per Share, net to the seller in cash, without interest thereon and less any required withholding taxes, upon the terms and subject to the conditions set forth in the Amended Offer to Purchase dated August 3, 2016 (the “Amended Offer to Purchase”), which is annexed to and filed as Exhibit (a)(1)(F) to the Schedule TO, and in the related Amended Form of Letter of Transmittal, which is filed as Exhibit (a)(1)(G) to the Schedule TO, which, together with all amendments or supplements thereto, collectively constitute the “Offer.” Initially capitalized terms used and not defined herein shall have the meanings assigned to such terms in the Amended Offer to Purchase.

Item 1. Summary Term Sheet.

Item 1 of the Schedule TO and the information in the section of the Amended Offer to Purchase entitled “SUMMARY TERM SHEET” are hereby amended and supplemented as follows:

The following sentence is added to the end of the section to the Amended Offer to Purchase entitled “Extension of the Offer”:

“The Expiration Date of the Offer has been further extended until 12:00 midnight, New York City Time, at the end of the day on Wednesday, August 31, 2016, unless the Offer is further extended.”

Item 4. Terms of the Transaction.

Item 4 of the Schedule TO, the information on the cover page of the Amended Offer to Purchase and the information in the section of the Amended Offer to Purchase entitled “INTRODUCTION” and “THE TENDER OFFER” — Section 1 (“Terms of the Offer”), are hereby amended and supplemented as follows:

All references to “Wednesday, August 17, 2016” are hereby deleted and replaced with “Wednesday, August 31, 2016.”

Item 5. Past Contacts, Transactions, Negotiations and Agreements.

Item 5 of the Schedule TO and the information in the section of the Amended Offer to Purchase entitled “SUMMARY TERM SHEET” are hereby amended and supplemented as follows:

The following sentence is added to the end of the section to the Amended Offer to Purchase entitled “Extension of the Offer”:

“The Expiration Date of the Offer has been further extended until 12:00 midnight, New York City Time, at the end of the day on Wednesday, August 31, 2016, unless the Offer is further extended.”

Item 6. Purposes of the Transaction and Plans or Proposals.

Item 6 of the Schedule TO and the information in the section of the Amended Offer to Purchase entitled “SUMMARY TERM SHEET” are hereby amended and supplemented as follows:

The following sentence is added to the end of the section to the Amended Offer to Purchase entitled “Extension of the Offer”:

“The Expiration Date of the Offer has been further extended until 12:00 midnight, New York City Time, at the end of the day on Wednesday, August 31, 2016, unless the Offer is further extended.”

Item 12.	Exhibits.

Item 12 of the Schedule TO is hereby amended and supplemented by adding the following exhibit:

(a)(5)(F) Press Release issued by Incipio on August 17, 2016

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 17, 2016

INCIPIO, LLC

By:	/s/ Andy Fathollahi
Andy Fathollahi
Chairman and Chief Executive Officer

POWDER MERGER SUB, INC.

By:	/s/ Andy Fathollahi
Andy Fathollahi
President

EXHIBIT INDEX

(a)(1)(A)	Offer to Purchase, dated July 6, 2016(1)

(a)(1)(B)	Form of Letter of Transmittal (including Internal Revenue Service Form W-9, including instructions for completing the form)(2)

(a)(1)(C)	Form of Notice of Guaranteed Delivery(3)

(a)(1)(D)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees(4)

(a)(1)(E)	Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees(5)

(a)(1)(F)	Amended Offer to Purchase, dated August 3, 2019(6)

(a)(1)(G)	Amended Form of Letter of Transmittal (including Internal Revenue Service Form W-9, including instructions for completing the form)(7)

(a)(1)(H)	Amended Form of Notice of Guaranteed Delivery(8)

(a)(1)(I)	Amended Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees(9)

(a)(1)(J)	Amended Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees(10)

(a)(5)(A)	Joint Press Release issued by Incipio and Skullcandy on June 24, 2016(11)

(a)(5)(B)	Summary Newspaper Advertisement as published in The Wall Street Journal on July 6, 2016(12)

(a)(5)(C)	Press Release issued by Incipio on July 6, 2016(13)

(a)(5)(D)	Press Release issued by Incipio on July 19, 2016(14)

(a)(5)(E)	Joint Press Release issued by Incipio and Skullcandy on August 3, 2016(15)

(a)(5)(F)	Press Release issued by Incipio on August 17, 2016*

(b)(1)	Commitment Letter, dated as of June 23, 2016, by and among Incipio, Monroe Capital LLC and Wells Fargo Bank, National Association(16)

(b)(2)	Commitment Letter, dated as of June 23, 2016, by and between Incipio and Andy Fathollahi(17)

(b)(3)	Commitment Letter, dated as of August 2, 2016, by and among Incipio, Monroe Capital LLC and Wells Fargo Bank, National Association(18)

(b)(4)	Commitment Letter, dated as of August 2, 2016, by and between Incipio and Incipio Technologies, Inc.(19)

(d)(1)	Agreement and Plan of Merger, dated as of June 23, 2016, by and among Purchaser, Incipio and Skullcandy(20)

(d)(2)	Confidentiality Letter Agreement, dated as of April 6, 2016 by and between Incipio and Skullcandy(21)

(d)(3)	Amendment No. 1 to Agreement and Plan of Merger, dated as of August 3, 2016, by and among Purchaser, Incipio and Skullcandy(22)

(g)	Not applicable

(h)	Not applicable

*	Filed herewith.
(1)	Incorporated by reference to Exhibit 99.1(a)(1)(A) to the Schedule TO filed by Incipio on July 6, 2016 (File Number: 161752532)
(2)	Incorporated by reference to Exhibit 99.1(a)(1)(B) to the Schedule TO filed by Incipio on July 6, 2016 (File Number: 161752532)
(3)	Incorporated by reference to Exhibit 99.1(a)(1)(C) to the Schedule TO filed by Incipio on July 6, 2016 (File Number: 161752532)
(4)	Incorporated by reference to Exhibit 99.1(a)(1)(D) to the Schedule TO filed by Incipio on July 6, 2016 (File Number: 161752532)
(5)	Incorporated by reference to Exhibit 99.1(a)(1)(E) to the Schedule TO filed by Incipio on July 6, 2016 (File Number: 161752532)
(6)	Incorporated by reference to Exhibit 99.1(A)(1)(F) to the Schedule TO filed by Incipio on August 3, 2016 (File Number: 161804558)
(7)	Incorporated by reference to Exhibit 99.1(A)(1)(G) to the Schedule TO filed by Incipio on August 3, 2016 (File Number: 161804558)
(8)	Incorporated by reference to Exhibit 99.1(A)(1)(H) to the Schedule TO filed by Incipio on August 3, 2016 (File Number: 161804558)
(9)	Incorporated by reference to Exhibit 99.1(A)(1)(I) to the Schedule TO filed by Incipio on August 3, 2016 (File Number: 161804558)
(10)	Incorporated by reference to Exhibit 99.1(A)(1)(J) to the Schedule TO filed by Incipio on August 3, 2016 (File Number: 161804558)
(11)	Incorporated by reference to Exhibit 99.1 to the Form 8-K filed by Skullcandy on June 24, 2016 (File Number: 161729989)
(12)	Incorporated by reference to Exhibit 99.1(a)(5)(B) to the Schedule TO filed by Incipio on July 6, 2016 (File Number: 161752532)
(13)	Incorporated by reference to Exhibit 99.1(a)(5)(C) to the Schedule TO filed by Incipio on July 6, 2016 (File Number: 161752532)
(14)	Incorporated by reference to Exhibit 99.1(a)(5)(D) to the Schedule TO-T/A filed by Incipio on July 19, 2016 (File Number: 161752532)
(15)	Incorporated by reference to Exhibit 99.1(a)(5)(E) to the Schedule TO filed by Incipio on August 3, 2016 (File Number: 161804558)
(16)	Incorporated by reference to Exhibit 99.1(b)(1) to the Schedule TO filed by Incipio on July 6, 2016 (File Number: 161752532)
(17)	Incorporated by reference to Exhibit 99.1(b)(2) to the Schedule TO filed by Incipio on July 6, 2016 (File Number: 161752532)
(18)	Incorporated by reference to Exhibit 99.1(b)(3) to the Schedule TO filed by Incipio on August 3, 2016 (File Number: 161804558)
(19)	Incorporated by reference to Exhibit 99.1(b)(4) to the Schedule TO filed by Incipio on August 3, 2016 (File Number: 161804558)

(20)	Incorporated by reference to Exhibit 2.1 to the Form 8-K filed by Skullcandy on June 24, 2016 (File Number: 161729989)
(21)	Incorporated by reference to Exhibit 99.1(d)(2) to the Schedule TO filed by Incipio on July 6, 2016 (File Number: 161752532)
(22)	Incorporated by reference to Exhibit 99.1(d)(3) to the Schedule TO filed by Incipio on August 3, 2016 (File Number: 161804558)